SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

AMERICAN DEPOSITARY SHARE BUY-BACK PROGRAMME

Following completion of Ryanair's latest share buy-back programme (€550m) announced on 08 November 2016 and as outlined in the Q3 results on 06 February 2017, Ryanair Holdings plc (the "Company") announces that it has entered into arrangements with its brokers, Citigroup Global Markets Limited ("Citigroup") and J&E Davy ("Davy"), to commence an ADS buy-back programme to repurchase on its behalf, ordinary shares of €0.006 each (the "Shares") underlying American Depositary Shares ("ADS"), during the period commencing on 17 February 2017 and ending on such date as the Company may announce. These arrangements include the provision for the Company to give irrevocable instructions to Citigroup and Davy to purchase ADS during the Company's closed periods without influence from the Company. The purpose of the ADS buy-back programme is to reduce the share capital of the Company. Accordingly, all Shares repurchased will be cancelled.

These arrangements are in accordance with the Company's general authority to repurchase Shares and Shares underlying ADS, Chapter 9 of the Listing Rules of the Irish Stock Exchange, the applicable laws and regulations of the Irish Stock Exchange and where relevant, those provisions of Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and Rule 10b-18 and Rule 10b-5 of the Securities Exchange Act of 1934. Citigroup and/or Davy may be undertaking transactions in the Shares (which may include participation in block purchases) during this period in order to meet their respective obligations pursuant to this buy-back.

The maximum consideration payable by the Company in respect of repurchases of Shares underlying ADS under these arrangements is up to €150 million. The timing and the actual number of Shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.

For further information
please contact:                            Robin Kiely                           Piaras Kelly
                                                Ryanair DAC                         Edelman Ireland
                                                Tel: +353-1-9451271              Tel: +353-1-6789 333
                                                press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 February, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary